Stock Option Exchange Program June 12, 2017 Exhibit (a)(1)(I)

Stock Option Exchange Program Opportunity to voluntarily exchange certain “underwater” options for new options with a more favorable exercise price Approved by Shareholders on May 31 Offering period started June 9, 2017 Offering period expected to end July 7, 2017 If interested in participating, you must tender eligible options no later than the end date of the offering period in order to receive new options New exercise price determined on the grant date, which will be the first business day after the offering period ends

Eligible Stock Options Current exercise price must be $8.00 or higher Both vested and unvested options are eligible Your eligible options are outlined in the paperwork you received on June 9 No automatic participation – this is voluntary Must exchange all options within a grant (vested and unvested) You can choose which grants to exchange

Terms Exchange Ratios Discussion Current Exercise Price Exchange Ratio $8.00 - $19.99 1.30 to 1 $20 and up 1.75 to 1

New Vesting Schedules Note: The new stock options will have a term that will expire seven years following the date the new options are granted. Current Options New Options (monthly vesting) Vested 2 years from grant date Unvested 3 years from grant date

Q&A Any questions?